FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 25, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated October 19, 2004

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779 and No. 333-112948.

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

October 19, 2004

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2004

•	Strong quarterly total subscriber increase for Q3 04 of 480,866 (i)
•	51% increase in revenues for Q3 04 to $235.9m (Q3 03: $156.7m)*
•	Profit for Q3 04 of $12.8m (Q3 03: loss of $13.2m)
•	Earnings per common share for Q3 04 of $0.14 (Q3 03: loss of $0.20)
•	Total shareholders equity as at Sept 2004 of $8.4m (Dec 2003: $(85.2)m)

•	52% increase in revenues for the nine months to Sept 2004 to $665.8m (2003: $445.2m)*
•	Profit for the nine months to Sept 2004 of $42.3m (2003: $189.1 m)
•	Earnings per common share for the nine months to Sept 2004 of $0.53 (2003: $2.90)

New York, Stockholm, London and Luxembourg – October 19, 2004 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC, Stockholmsbörsen and Luxembourg Stock Exchange: MIC), the global telecommunications investor, today announces results for the quarter and nine months ended September 30, 2004.

Financial summary for the quarters ended September 30, 2004 and 2003*

		Sept 30 2004	Sept 30 2003	Change
Worldwide subscribers (i)
-	proportional cellular (ii)	4,737,721	3,806,646	24%
-	total cellular	6,853,233	5,303,841	29%

US$ ‘000
Revenues		235,872	156,668	51%
Operating profit		68,857	44,767	54%

Profit (loss) for the quarter		12,802	(13,205)

Basic earnings (loss) per common share (US$)		0.14	(0.20)
Diluted earnings (loss) per common share (US$)		0.14	(0.20)

Weighted average number of shares (thousands)		89,230	65,299

Weighted average number of shares and dilutive
potential shares (thousands)		89,821	65,299

(i)	Subscriber figures represent the worldwide total number of subscribers of cellular systems in which MIC has an ownership interest.
(ii)	Proportional subscribers are calculated as the sum of MIC’s percentage ownership of subscribers in each operation.
*	Due to local issues in El Salvador, MIC discontinued consolidating El Salvador on a proportional basis from May 2001 to September 15, 2003. Figures for 2003 include El Salvador from September 15 to September 30, 2003 only.

Marc Beuls, MIC’s President and Chief Executive Officer stated:

“In the third quarter MIC added 480,866 net new total cellular subscribers, providing clear evidence of how fast MIC is able to grow its businesses organically. The strongest growth has come from South East Asia, where price cuts are enabling Millicom to drive penetration at a faster rate than was previously possible, evidenced by our Vietnam operation passing the 1.5 million subscriber mark and, from Africa, where the pace of subscriber acquisition continues to grow quarter on quarter, the direct result of the increased level of investment in the region during the last year. These strong subscriber numbers have also translated into some exceptionally strong financial numbers as not only is MIC able to grow its subscriber base but it also reported a 10% increase in prepaid minutes of use compared to last quarter, as lower tariffs encourage greater use of telephony.

“Revenues are up 51% year on year and 9% on the quarter. In Guatemala, Honduras, Paraguay, Ghana, Tanzania and Vietnam revenue growth from the second quarter of 2004 is in excess of 10%, showing the broad base of growth. In Latin America the growth recovery has been driven by the successful launch of Tigo GSM services.

“Paktel and Pakcom are currently negotiating the launch of the GSM network as well as the renewal of their licenses with the Government of Pakistan. Constructive talks are being held between parties with the intention to achieve a settlement that would address both parties' issues. We will inform the market once the deal is closed with the PTA, the Pakistan regulator. A resolution of the Pakistan issues will definitely be accretive to the future growth of Millicom.”

FINANCIAL AND OPERATING SUMMARY*

•	Subscriber growth:

	➢	An annual increase in total cellular subscribers of 29% to 6,853,233 as at September 30, 2004

	➢	An annual increase in proportional cellular subscribers of 24% to 4,737,721 as at September 30, 2004

	➢	In the third quarter of 2004 MIC added 480,866 net new total cellular subscribers

	➢	Proportional prepaid subscribers increased to 4,199,068 from 3,341,001 as at September 30, 2003

•	Financial highlights:

	➢	Revenues for the third quarter of 2004 were $235.9 million, of which $37.3 million for El Salvador. Revenues for the third quarter of 2004 increased by 51% from the third quarter of 2003. Compared to the second quarter of 2004, revenues increased by 9% from 216.0 million.

	➢	Operating profit increased by 54% in the third quarter of 2004 to $68.9 million, from $44.8 million for the third quarter of 2003.

	➢	Total shareholders’ equity became positive reaching $8.4m as at September 30, 2004 compared to ($85.2m) as at December 31, 2003.

	➢	Profit for the third quarter of 2004 was $12.8 million, compared to a loss of $13.2 million for the third quarter of 2003.

	➢	Capital expenditure for the nine months ended September 30, 2004 was $160.2 million.

	➢	Revenues for South America increased by 18% from the third quarter of 2003, highlighting the economic turnaround of this market.

2

•	Total cellular minutes increased by 50% for the three months ended September 30, 2004 from the same quarter in 2003. Prepaid minutes increased by 57% in the same period. The increases reflected the growth in the MIC’s operations and the reconsolidation of El Salvador.

•	During the third quarter Millicom’s operations in Paraguay Guatemala, El Salvador and Honduras, launched GSM services in the 850MHz frequency, under the brand name of Tigo.

•	On September 22, 2004 MIC sold its 65% holding in Millicom Argentina S.A., the high speed wireless data joint venture to the local partner, after having obtained regulatory approval, for a nominal amount.

REVIEW OF OPERATIONS

SUBSCRIBER GROWTH

In the third quarter of 2004 MIC’s worldwide operations in Asia, Latin America and Africa added 480,866 net new total cellular subscribers. On a proportional basis, MIC added 316,536 subscribers, bringing the number of proportional cellular subscribers as at September 30, 2004 to 4.7 million.

At September 30, 2004, MIC’s total cellular subscriber base increased by 29% to 6,853,233 cellular subscribers from 5,303,841 as at September 30, 2003. Particularly significant percentage increases were recorded in Ghana (163%), Senegal (97%), Tanzania (79%) and Vietnam (74%). MIC’s proportional subscriber base increased to 4,737,721 as at September 30, 2004 from 3,806,646 as at September 30, 2003, an increase of 24%.

Within the 4,737,721 proportional cellular subscribers reported at the end of the third quarter, 4,199,068 were prepaid subscribers. Prepaid subscribers currently represent 87% of total and 89% of proportional cellular subscribers.

Cellular Operations

	Proportional (i) Subs as at Sept 30, 2004	Proportional (i) Subs as at Sept, 2003	Annualized Increase	Total Subs as at Sept 30, 2004	Total Subs as at Sept 30, 2003	Annualized Increase

South East Asia	990,144	614,518	61%	2,180,800	1,334,088	63%
South Asia	1,083,736	919,804	18%	1,300,977	1,103,671	18%

MIC Asia	2,073,880	1,534,322	35%	3,481,777	2,437,759	43%

Central America	1,049,491	918,361	14%	1,537,904	1,320,493	16%
South America	823,360	989,281	-17%	843,384	1,013,846	-17%

MIC Latin America	1,872,851	1,907,642	-2%	2,381,288	2,334,339	2%

MIC Africa	790,990	364,682	117%	990,168	531,743	86%

Total Cellular Ops	4,737,721	3,806,646	24%	6,853,233	5,303,841	29%

(i) Proportional subscribers are calculated as the sum of MIC’s percentage ownership of subscribers in each operation.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004*

Total revenues for the three months ended September 30, 2004 were $235.9 million, an increase of 51% from the third quarter of 2003, reflecting the increasing trend of growth in MIC’s operations and the reconsolidation of El Salvador since September 15, 2003. MIC recorded revenue growth in Africa of 83% to $38.8m in the third quarter of 2004 compared with the same period in 2003, with Ghana producing growth of 118%. Revenues for Asia for the third quarter of 2004 increased by 26% from the same period last year. Third quarter revenues for South East Asia were $59.6 million compared to $41.8 million in the third quarter of 2003. Third quarter revenues for South Asia were flat compared to the third quarter of 2003.

Third quarter revenues for Latin America increased by 70% from the third quarter of 2003, mainly because of the reconsolidation of El Salvador since September 15, 2003. The Central American market continued to perform strongly, producing a 104% increase in revenues from the third quarter of 2003. In South America, revenue growth was 18% and Paraguay produced a revenue increase of 27%, its highest year-on-year quarterly increase for several years, pointing to a sustained recovery in the region.

Compared to the second quarter of 2004, revenues increased by 9%. Revenues grew by 13%, 17% and 16% in Guatemala, Honduras and Paraguay respectively, reflecting the successful launch of GSM and strong growth in those countries. Compared to the second quarter of 2004, revenues grew by 15% in South East Asia, with revenues in Vietnam growing by 18% due to increased penetration enabled by price reductions.

Operating profit for the three months ended September 30, 2004 was $68.9 million, an increase of 54% from the quarter ended September 30, 2003, reflecting the growth in MIC’s operations and the reconsolidation of El Salvador.

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004*

Total revenues for the nine months ended September 2004 were $665.8 million, an increase of 50% from the same period of 2003, reflecting the increasing trend of growth in MIC’s operations and the reconsolidation of El Salvador since September 15, 2003. Revenues for Africa were $105.6 million, increasing by an impressive 83%. In Asia revenues for the nine months to September 30, 2004 increased by 27% from 2003 to $255.5 million, with $167.2 million recorded for South East Asia and $88.3 million for South Asia. Revenues for Latin America for the nine months to September increased by 74% to $298.8 mainly due to the reconsolidation of El Salvador. Revenues for Central America and South America were $217.1 million and $81.7 million respectively.

The profit for the nine months ended September 30, 2004 and 2003 was $42.3 million and $189.1 million respectively. The basic earnings per common share for the nine months ended September 30, 2004 and 2003 was $0.53 and $2.90 respectively. The profit for the nine months ended September 30, 2003 included amongst others an amount of $189.8 million relating to the gain and valuation movement on investment in securities, the gain on debt restructuring and the fair value result on financial instruments.

Operating profit was $190.0 million for the nine months ended September 30, 2004, an increase of 57% compared to the nine months ended September 30, 2003, reflecting the growth in MIC’s operations and the reconsolidation of El Salvador.

Total cellular minutes increased by 51% for the nine months to September 2004 compared with the same period in 2003.

Nominations Committee for the 2005 Annual General Meeting of Shareholders

Following the Annual General Meeting of Shareholders of MIC held in May 2004, a Nominations Committee was created. The Nominations Committee members are Cristina Stenbeck (Chairman), Vigo Carlund and Daniel Johannesson.

The Nominations Committee will submit a proposal for the composition of the Board of Directors that will be presented for approval to the 2005 Annual General Meeting of Shareholders which will be held on Tuesday, May 31, 2005.

Shareholders who would like to suggest representatives for the MIC Board of Directors can send a letter to AGM, Millicom International Cellular S.A., 75 Route de Longwy, L-8080 Bertrange, Luxembourg or an e-mail to agm@millicom.com.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 387 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

5

APPENDICES

  Consolidated statements of profit and loss for the three months ended September 30, 2004 and 2003

  Consolidated statements of profit and loss for the nine months ended September 30, 2004 and 2003

  Consolidated balance sheets as at September 30, 2004 and December 31, 2003

  Condensed consolidated statements of cash flows for the nine months ended September 30, 2004 and 2003

  Condensed consolidated statements of changes in shareholders’ equity for the nine months ended September 30,
  2004 and for the year ended December 31, 2003

  Quarterly analysis by cluster

     Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the three months ended September 30, 2004 and 2003

	Quarter ended Sept 30, 2004	Quarter ended Sept 30, 2003

	(Unaudited) US$ ’000	(Unaudited) US$ ’000

Revenues	235,872	156,668

Operating expenses
Cost of sales (excluding depreciation and amortization)	(65,216)	(36,900)
Sales and marketing	(28,918)	(20,558)
General and administrative expenses	(24,144)	(16,348)
Corporate and license acquisition costs	(6,536)	(5,985)
Write-down of assets, net	(119)	156
Loss from sale of subsidiaries and joint ventures, net	(1,981)	-
Depreciation and amortization	(40,101)	(32,266)

Operating profit	68,857	44,767
(Loss)/Gain and Valuation movement on investment in securities	(59,144)	17,532
Interest expense	(25,916)	(36,044)
Interest income	1,965	3,396
Fair value result on financial instruments	61,055	(26,440)
Exchange loss, net	(12,008)	(1,796)
Profit / (Loss) from associated companies	(101)	91

Profit before taxes	34,708	1,506
Taxes	(17,256)	(10,749)

Profit / (Loss) after taxes	17,452	(9,243)
Minority interest	(4,650)	(3,962)

Profit / (Loss) for the quarter	12,802	(13,205)

Basic earnings per common share (US$)	0.14	(0.20)

Weighted average number of shares
outstanding in the quarter (in thousands)	89,230	65,299

Profit for the quarter used to determine diluted earnings per common share	12,802	(13,205)

Diluted earnings per common share (US$)	0.14	(0.20)

Weighted average number of shares and potential
dilutive shares outstanding in the quarter (in thousands)	89,821	65,299

Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the nine months ended September 30, 2004 and 2003

	9 months ended Sept 30, 2004	9 months ended Sept 30, 2003

	(Unaudited) US$ ’000	(Unaudited) US$ ’000

Revenues	665,780	445,249

Operating expenses
Cost of sales (excluding depreciation and amortization)	(178,705)	(107,571)
Sales and marketing	(85,414)	(57,286)
General and administrative expenses	(69,572)	(52,557)
Corporate and license acquisition costs	(20,342)	(17,100)
Write-down of assets, net	(608)	(310)
(Loss)/Gain from sale of subsidiaries and joint ventures, net	(1,951)	1,133
Depreciation and amortization	(119,197)	(90,654)

Operating profit	189,991	120,904
(Loss)/Gain and Valuation movement on investment in securities	(145,157)	119,237
Interest expense	(77,326)	(91,764)
Interest income	5,027	4,976
Other Income	200	97,052
Fair value result on financial instruments	132,402	(26,440)
Exchange gain, net	1,631	6,313
Profit from associated companies	503	217

Profit before taxes	107,271	230,495
Taxes	(50,761)	(29,101)

Profit after taxes	56,510	201,394
Minority interest	(14,192)	(12,338)

Profit for the period	42,318	189,056

Basic earnings per common share (US$)	0.53	2.90

Weighted average number of shares outstanding in the period (in thousands)	80,461	65,192

Profit for the period used to determine diluted earnings
per common share	43,535	191,188

Diluted earnings per common share (US$)	0.49	2.45

Weighted average number of shares and potential
dilutive shares outstanding in the period (in thousands)	89,548	78,040

Millicom International Cellular S.A.
Consolidated balance sheets
as at September 30, 2004 and December 31, 2003

	Sept 30, 2004	Dec 31, 2003
	(Unaudited) US$ ’000	US$ ’000
Assets
Non-current assets
Intangible assets
Goodwill, net	40,137	49,578
Licenses, net	38,197	30,889
Other intangible assets, net	5,277	5,148
Property, plant and equipment, net	540,270	487,746
Financial assets
Investment in Tele2 AB shares	333,884	479,040
5% Mandatory Exchangeable Bond – Embedded derivative	28,945	-
Investment in other securities	18,339	25,397
Investment in associated companies	1,873	1,340
Pledged deposits	23,886	31,530
Deferred taxation	3,727	5,226

Total non-current assets	1,034,535	1,115,894

Current assets
Investment in other securities	15,149	15,291
Inventories	19,525	10,941
Debtors
Trade receivables, net	131,731	113,750
Amounts due from joint ventures	6,779	13,137
Amounts due from other related parties	2,889	2,905
Prepayments and accrued income	31,659	19,739
Other current assets	67,631	49,583
Time deposits	13,392	32,880
Cash and cash equivalents	209,881	148,829
Total current assets	498,636	407,055

Total assets	1,533,171	1,522,949

Millicom International Cellular S.A.
Consolidated balance sheets
as at September 30, 2004 and December 31, 2003

	Sept 30, 2004	Dec 31, 2003
	(Unaudited) US$ ’000	US$ ’000
Shareholders’ equity and liabilities

Shareholders’ equity
Share capital and premium (represented by 90,063,071 shares as at September 30, 2004)	309,488	239,876
Treasury stock (represented by 654,852 shares as at September 30, 2004)	(8,833)	(8,833)
2% PIK Notes – equity component	-	16,006
Legal reserve	13,576	4,256
Retained losses brought forward	(276,607)	(446,110)
Profit for the period	42,318	178,823
Currency translation reserve	(71,555)	(69,198)

Total shareholders’ equity	8,387	(85,180)

Minority interest	41,725	26,571

Liabilities
Non-current liabilities
Corporate 10% debt	536,399	536,036
2% PIK Notes	-	50,923
5% Mandatory Exchangeable Bond – Debt component	330,992	327,635
5% Mandatory Exchangeable Bond – Embedded derivative	-	103,457
Other debt and financing	106,280	126,150
Deferred Taxation	37,878	33,944

Total non-current liabilities	1,011,549	1,178,145

Current liabilities
Other debt and financing	100,212	132,664
Trade payables	169,395	112,764
Amounts due to related parties	2,399	608
Accrued interest and other expenses	63,161	44,673
Other current liabilities	136,343	112,704

Total current liabilities	471,510	403,413

Total liabilities	1,483,059	1,581,558

Total shareholders’ equity and liabilities	1,533,171	1,522,949

Millicom International Cellular S.A.
Condensed consolidated statements of cash flows
for the nine months ended September 30, 2004 and 2003

	Sept 30, 2004	Sept 30, 2003

	(Unaudited) US$ ’000	(Unaudited) US$ ’000

Net cash provided by operating activities	202,037	128,322
Cash flow used by investing activities	(82,898)	(14,173)
Cash flow used by financing activities	(57,055)	(50,464)
Cash effect of exchange rate changes	(1,032)	495

Net increase in cash and cash equivalents	61,052	64,180
Cash and cash equivalents, beginning	148,829	70,451

Cash and cash equivalents, ending	209,881	134,631

Millicom International Cellular S.A.
Condensed consolidated statements of changes in shareholders’ equity for the nine months ended September 30, 2004 and for the year ended December 31, 2003

	Sept 30, 2004	Dec 31, 2003
	(Unaudited) US$ ’000	US$ ’000

Shareholders’ equity as at January 1	(85,180)	(295,259)
Disposal / Cancellation of treasury stock	-	2,394
Profit for the period	42,318	178,823
Shares issued via the exercise of stock options	2,048	-
Effect of consolidation of El Salvador	-	(3,248)
Issuance / Conversion of 2% PIK Notes	51,558	17,187
Movement in currency translation reserve	(2,357)	14,923

Shareholders’ equity	8,387	(85,180)

Millicom International Cellular S.A.
Quarterly analysis by cluster

	04 Q3	04 Q2	04 Q1	03 Q4	03 Q3
Total cellular subs

South East Asia	2,180,800	1,939,790	1,706,073	1,484,867	1,334,088
South Asia	1,300,977	1,271,138	1,246,692	1,192,282	1,103,671

MIC Asia	3,481,777	3,210,928	2,952,765	2,677,149	2,437,759

Central America	1,537,904	1,523,790	1,443,815	1,412,513	1,320,493
South America	843,384	774,304	739,530	939,376	1,013,846

MIC Latin America	2,381,288	2,298,094	2,183,345	2,351,889	2,334,339

MIC Africa	990,168	863,345	761,261	661,504	531,743

Sub-total	6,853,233	6,372,367	5,897,371	5,690,542	5,303,841
Divested	-	-	-	-	-

Total	6,853,233	6,372,367	5,897,371	5,690,542	5,303,841

Prop cellular subs
South East Asia	990,144	883,229	779,517	680,129	614,518
South Asia	1,083,736	1,063,081	1,044,513	998,207	919,804

MIC Asia	2,073,880	1,946,310	1,824,030	1,678,336	1,534,322

Central America	1,049,491	1,037,755	987,115	968,635	918,361
South America	823,360	754,900	721,602	915,174	989,281

MIC Latin America	1,872,851	1,792,655	1,708,717	1,883,809	1,907,642

MIC Africa	790,990	682,220	595,283	463,432	364,682

Sub-total	4,737,721	4,421,185	4,128,030	4,025,577	3,806,646
Divested	-	-	-	-	-

Total	4,737,721	4,421,185	4,128,030	4,025,577	3,806,646

Revenues (US$ ’000)

South East Asia	59,624	51,803	55,743	50,195	41,805
South Asia	28,006	29,746	30,608	29,140	27,896

MIC Asia	87,630	81,549	86,351	79,335	69,701

Central America	77,660	70,691	68,784	67,414	37,993
South America	30,116	26,573	25,014	26,023	25,455

MIC Latin America	107,776	97,264	93,798	93,437	63,448

MIC Africa	38,759	35,193	31,672	27,213	21,179

Other	1,122	1,209	1,244	1,136	1,728

Sub-total	235,287	215,215	213,065	201,121	156,056
Divested	585	834	794	734	612

Total	235,872	216,049	213,859	201,855	156,668

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: October 25, 2004	By: /s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer